================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)


                             ValueVision Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   92047K-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            John W. Campo, Jr., Managing Director and General Counsel
                       GE Capital Equity Investments, Inc.
                               120 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-4011
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 11, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

================================================================================

-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 92047K-10-7                                       13D                                                            Page 2
-------------------------------------------------------              -------------------------------------------------------------
-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS                         GE Capital Equity Investments, Inc.

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     06-1468495
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   11,408,986
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              11,408,986

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  11,408,986

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.8%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2

-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 92047K-10-7                                       13D                                                            Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         NBC Universal, Inc.

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-1682529
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     6,748,548
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   11,408,986
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                6,748,548
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              11,408,986

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  18,157,534

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.1%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3

-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 92047K-10-7                                       13D                                                            Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         General Electric Capital Corporation

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     13-1500700
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   11,408,986
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              11,408,986

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  11,408,986

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.8%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       4

-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 92047K-10-7                                       13D                                                            Page 5
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         General Electric Capital Services, Inc.

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     06-1109503
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     Disclaimed (see 11 below)
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                Disclaimed (see 11 below)
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by
               General Electric Capital Services, Inc.

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       5

-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 92047K-10-7                                       13D                                                            Page 6
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         General Electric Company

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-0689340
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [x]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     Disclaimed (see 11 below)
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                Disclaimed (see 11 below)
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by
               General Electric Company

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       6

-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 92047K-10-7                                       13D                                                            Page 7
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                National Broadcasting Company Holding, Inc.

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  13-3448662
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------------------- ------ ---------------------------------- -------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                 Disclaimed (see 11 below)
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:               0
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:            Disclaimed (see 11 below)
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:          0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by
               National Broadcasting Company Holdings, Inc.

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Not applicable (see 11 above)

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO
-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 10 amends the Schedule 13D filed April 26, 1999, as amended (the "Schedule 13D"), and is filed by GE Capital Equity Investments, Inc. ("GECEI"), NBC Universal, Inc. (formerly known as National Broadcasting Company, Inc.) ("NBC"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS"), General Electric Company ("GE"), and National Broadcasting Company Holding, Inc. ("NBC Holding") (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the common stock, $0.01 par value per share (the "Common Stock"), of ValueVision Media, Inc. (the "Company"). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.  Identity and Background.
         -----------------------

Item 2 is supplemented as follows:

           As of November 15, 2005, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, NBC, GE Capital, GECS, GE and NBC Holding, are set forth on Schedules A, B, C, D, E and F respectively, attached hereto.

           During the last five years, to the best of the Reporting Persons knowledge, none their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

           This Amendment No. 10 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 4.  Purpose of Transaction.
         ----------------------

           Item 4 is supplemented as follows:

           On November 11, 2005, NBC exercised the remaining part of the Distributor Warrants to purchase 1,125,000 shares of Common Stock. The exercise price of $8.288 per share was paid by utilizing the cashless exercise feature of the warrant. Accordingly, only an aggregate of 281,199 shares of Common Stock were issued by the Company to NBC upon exercise.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 10 are incorporated herein by reference. As of November 15, 2005, GECEI, GE Capital (by virtue of its ownership of all of the common stock of GECEI) and NBC may be deemed to share beneficial ownership of an aggregate of 11,408,986 shares of Common Stock composed of (i) 6,069,486 shares of outstanding Common Stock and (ii) 5,339,500 shares of Common Stock issuable upon the conversion of 5,339,500 shares of outstanding Preferred Stock. In addition, as of November 15, 2005, NBC had sole beneficial ownership of an aggregate of 6,748,548 shares of Common Stock composed of: (i) 382,708 shares of outstanding Common Stock (which includes the shares referred to in Item 4 of this Amendment No. 10); (ii) 6,000,000 shares of Common Stock issuable upon exercise of Branding Warrants; (iii) 343,725 shares of Common Stock issuable upon exercise of First Performance Distributor Warrants; and (iv) 22,115 shares of Common Stock issuable upon exercise of the New Performance Warrant (which excludes 14,743 shares subject to the New Performance Warrant that are not exercisable within 60 days).

           Accordingly, as of November 15, 2005, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) beneficially owned in the aggregate 11,408,986 shares of Common Stock, and NBC beneficially owned in the aggregate 18,157,534 shares of Common Stock, representing approximately 26.8% and 37.1%, respectively, of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of September 21, 2005, as reported in the Company's Form S-3 filed on September 23, 2005 (37,028,071 shares), plus the shares issuable to the relevant Reporting Person upon conversion and/or exercise of the preferred stock and/or warrants described above, and assuming the 281,199 shares of Common Stock referred to in Item 4 hereof have been issued by the Company).

           Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 10 and (ii) Item 5(a) hereof are incorporated herein by reference. GECEI and NBC have an arrangement with respect to the voting and disposition of the 5,339,500 shares of Preferred Stock issued to GECEI (and the Common Stock issuable upon the conversion thereof) and the shares of Common Stock that were issued to GECEI upon exercise of the Investment Warrant (currently representing a balance of 6,069,486 shares). Pursuant to the arrangement, GECEI and NBC have agreed to exercise jointly the power to vote and dispose of such securities and, accordingly may be deemed to share voting and dispositive power over such securities.

           Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

           (c) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days except as described in
Item 4 to this Amendment No. 10.

           (d) Not applicable.

           (e) Not applicable.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2005

                                 GE CAPITAL EQUITY INVESTMENTS, INC.

                                 By:  /s/  Ronald J. Herman, Jr.
                                     -------------------------------------------
                                     Name:  Ronald J. Herman, Jr.
                                     Title: President

                                 NBC UNIVERSAL, INC.

                                 By:  /s/ Elizabeth A. Newell
                                     -------------------------------------------
                                     Name:   Elizabeth A. Newell
                                     Title:  Assistant Secretary

                                 GENERAL ELECTRIC CAPITAL CORPORATION

                                 By:  /s/ Ronald J. Herman, Jr.
                                     -------------------------------------------
                                     Name:  Ronald J. Herman, Jr.
                                     Title: Vice President

                                 GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                 By: /s/ Ronald J. Herman, Jr.
                                     -------------------------------------------
                                     Name:   Ronald J. Herman, Jr.
                                     Title:  Attorney-in-fact*

                                 GENERAL ELECTRIC COMPANY

                                 By:  /s/ Ronald J. Herman, Jr.
                                     -------------------------------------------
                                     Name:   Ronald J. Herman, Jr.
                                     Title:  Attorney-in-fact*

                                 NATIONAL BROADCASTING COMPANY
                                 HOLDING, INC.

                                 By:  /s/ Elizabeth A. Newell
                                     -------------------------------------------
                                     Name:   Elizabeth A. Newell
                                     Title:  Assistant Secretary


              *Power of Attorney previously filed as an exhibit to
                        Amendment No. 8 to Schedule 13D.

                                                                      SCHEDULE A
                                                                      ----------

                       GE CAPITAL EQUITY INVESTMENTS, INC.
                                    DIRECTORS


                                            PRESENT
    NAME                                BUSINESS ADDRESS                                 PRINCIPAL OCCUPATION
    ----                                ----------------                                 --------------------

Ronald J. Herman, Jr.              GE Capital Equity Investments, Inc.              President and Chairman of the Board,
                                   120 Long Ridge Road                              GE Capital Equity Investments, Inc.
                                   Stamford, CT  06927


Citizenship:
All U.S.A.



                       GE CAPITAL EQUITY INVESTMENTS, INC.
                               EXECUTIVE OFFICERS



                                            PRESENT
    NAME                                BUSINESS ADDRESS                                 PRINCIPAL OCCUPATION
    ----                                ----------------                                 --------------------

Ronald J. Herman, Jr.              GE Capital Equity Investments, Inc.              President and Chairman of the Board, GE
                                   120 Long Ridge Road                              Capital Equity Investments, Inc.
                                   Stamford, CT  06927

John W. Campo, Jr.                 GE Capital Equity Investments, Inc.              Managing Director, General Counsel and
                                   120 Long Ridge Road                              Secretary, GE Capital Equity Investments, Inc.
                                   Stamford, CT  06927

Frank Ertl                         GE Capital Equity Investments, Inc.              Managing Director, Chief Financial Officer
                                   120 Long Ridge Road                              and Treasurer, GE Capital Equity Investments,
                                   Stamford, CT  06927                              Inc.


Citizenship:
All U.S.A.



                                                                      SCHEDULE B
                                                                      ----------

                               NBC UNIVERSAL, INC.
                                    DIRECTORS


                                            PRESENT
    NAME                                BUSINESS ADDRESS                                 PRINCIPAL OCCUPATION
    ----                                ----------------                                 --------------------

Jeffrey R. Immelt                  General Electric Company                         Chairman of the Board and Chief Executive
                                   3135 Easton Turnpike                             Officer, General Electric Company
                                   Fairfield, CT  06828

Robert C. Wright                   NBC Universal, Inc.                              Vice Chairman of the Board and Executive
                                   30 Rockefeller Plaza                             Officer, General Electric Company; Chairman
                                   New York, NY  10112                              and Chief Executive Officer, NBC Universal,
                                                                                    Inc.

Lynn Calpeter                      NBC Universal, Inc.                              Executive Vice President and Chief Financial
                                   30 Rockefeller Plaza                             Officer, NBC Universal, Inc.
                                   New York, NY  10112

Robert De Metz                     Vivendi Universal S.A.                           Executive Vice President, Mergers and
                                   42 Avenue de Friedland                           Acquisitions, Vivendi Universal S.A.
                                   75380 Paris Cedex, 08
                                   France

Dick Ebersol                       NBC Universal, Inc.                              Chairman, NBCU Sports & Olympics, NBC
                                   30 Rockefeller Plaza                             Universal, Inc.
                                   New York, NY  10112

Randy A. Falco                     NBC Universal, Inc.                              President, NBCU TV Networks Group, NBC
                                   30 Rockefeller Plaza                             Universal, Inc.
                                   New York, NY  10112

Jean-Rene Fourtou                  Vivendi Universal S.A.                           Chairman, Chief Executive Officer, and
                                   42 Avenue de Friedland                           Director, Vivendi Universal S.A.
                                   75380 Paris Cedex, 08
                                   France

Jay W. Ireland III                 NBC Universal, Inc.                              President, NBCU TV Stations, NBC Universal,
                                   30 Rockefeller Plaza                             Inc.
                                   New York, NY  10112

Jean-Bernard Levy                  Vivendi Universal S.A.                           Chief Operating Officer, Vivendi Universal
                                   42 Avenue de Friedland                           S.A.
                                   75380 Paris Cedex, 08
                                   France


                                            PRESENT
    NAME                                BUSINESS ADDRESS                                 PRINCIPAL OCCUPATION
    ----                                ----------------                                 --------------------

Ron Meyer                          Universal Studios, Inc.                          President, Chief Operating Officer, and
                                   100 Universal City Plaza                         Director, Universal Studios, Inc. and Vivendi
                                   Universal City, CA  91608                        Universal Entertainment LLP

Keith S. Sherin                    General Electric Company                         Senior Vice President - Finance and Chief
                                   3135 Easton Turnpike                             Financial Officer, General Electric Company
                                   Fairfield, CT  06828

Stacey Snider                      Universal Picture Division                       Chairman, Universal Pictures Group
                                   100 Universal City Plaza
                                   Universal City, CA  91608

Thomas L. Williams                 Universal Studios Florida                        Chairman and Chief Executive Officer,
                                   1000 Universal Studios Plaza                     Universal Parks & Resorts Group
                                   Orlando, FL 32819

Jeffrey Zucker                     NBC Universal, Inc.                              President - NBCU TV Group, NBC Universal, Inc.
                                   30 Rockefeller Plaza
                                   New York, NY  10112


Citizenship:
Robert De Metz - France
Jean-Rene Fourtou - France
Jean-Bernard Levy - France
All others - U.S.A.

                               NBC UNIVERSAL, INC.
                               EXECUTIVE OFFICERS


                                        PRESENT
    NAME                             BUSINESS ADDRESS                                   PRINCIPAL OCCUPATION
    ----                             ----------------                                   --------------------

Robert C. Wright                   NBC Universal, Inc.                              Vice Chairman of the Board and Executive
                                   30 Rockefeller Plaza                             Officer, General Electric Company; Chairman
                                   New York, NY  10112                              and Chief Executive Officer, NBC Universal,
                                                                                    Inc.

Lynn Calpeter                      NBC Universal, Inc.                              Executive Vice President, Chief Financial
                                   30 Rockefeller Plaza                             Officer and Treasurer
                                   New York, NY  10112

Richard Cotton                     NBC Universal, Inc.                              Executive Vice President
                                   30 Rockefeller Plaza
                                   New York, NY  10112

Dick Ebersol                       NBC Universal, Inc.                              Executive Vice President
                                   30 Rockefeller Plaza
                                   New York, NY  10112

John W. Eck                        NBC Universal, Inc.                              Executive Vice President
                                   30 Rockefeller Plaza
                                   New York, NY  10112

Randy A. Falco                     NBC Universal, Inc.                              Executive Vice President
                                   30 Rockefeller Plaza
                                   New York, NY  10112

Jay W. Ireland III                 NBC Universal, Inc.                              Executive Vice President
                                   30 Rockefeller Plaza
                                   New York, NY  10112

Anna Perez                         NBC Universal, Inc.                              Executive Vice President
                                   30 Rockefeller Plaza
                                   New York, NY  10112

Marc Saperstein                    NBC Universal, Inc.                              Executive Vice President
                                   30 Rockefeller Plaza
                                   New York, NY  10112

Eileen Whelley                     NBC Universal, Inc.                              Executive Vice President
                                   30 Rockefeller Plaza
                                   New York, NY  10112

David Zaslav                       NBC Universal, Inc.                              Executive Vice President
                                   30 Rockefeller Plaza
                                   New York, NY  10112

Jeffrey Zucker                     NBC Universal, Inc.                              Executive Vice President
                                   30 Rockefeller Plaza
                                   New York, NY  10112


Citizenship:
All U.S.A.

                                                                      SCHEDULE C
                                                                      ----------

                      GENERAL ELECTRIC CAPITAL CORPORATION
                                    DIRECTORS



All of the following individuals are employees of General Electric Company or one of its affiliates. All can be reached at the following address: c/o General
Electric Capital Corporation, 260 Long Ridge Road, Stamford, CT 06927.


NAME
----

Charles E. Alexander
David L. Calhoun
James A. Colica
Pamela Daley
Dennis D. Dammerman
Brackett B. Denniston
Arthur H. Harper
Jeffrey R. Immelt
John H. Myers
Michael A. Neal
David R. Nissen
James A. Parke
Ronald R. Pressman
John G. Rice
John M. Samuels
Keith S. Sherin
Robert C. Wright

Citizenship:
All U.S.A.

                      GENERAL ELECTRIC CAPITAL CORPORATION
                               EXECUTIVE OFFICERS


All of the following individuals are employees of General Electric Company or one of its affiliates. All can be reached at the following address: c/o General
Electric Capital Corporation, 260 Long Ridge Road, Stamford, CT 06927.


NAME
----

Jeffrey R. Immelt
Michael A. Neal
Arthur H. Harper
David R. Nissen
James A. Parke
Ronald R. Pressman
Kathryn A. Cassidy
James A. Colica
Richard D'Avino
Philip D. Ameen
Brian T. McAnaney

Citizenship:
All U.S.A.



                                                                      SCHEDULE D
                                                                      ----------

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.
                                    DIRECTORS


All of the following individuals are employees of General Electric Company or one of its affiliates. All can be reached at the following address: c/o General
Electric Capital Services, Inc., 260 Long Ridge Road, Stamford, CT 06927.


NAME
----

Charles E. Alexander
David L. Calhoun
James A. Colica
Pamela Daley
Dennis D. Dammerman
Brackett B. Denniston
Arthur H. Harper
Jeffrey R. Immelt
John H. Myers
Michael A. Neal
David R. Nissen
James A. Parke
Ronald R. Pressman
John G. Rice
John M. Samuels
Keith S. Sherin
Robert C. Wright


Citizenship:
All U.S.A.


                     GENERAL ELECTRIC CAPITAL SERVICES, INC.
                               EXECUTIVE OFFICERS


All of the following individuals are employees of General Electric Company or one of its affiliates. All can be reached at the following address: c/o General
Electric Capital Services, Inc., 260 Long Ridge Road, Stamford, CT 06927.


NAME
----

Jeffrey R. Immelt
Michael A. Neal
Arthur H. Harper
David R. Nissen
James A. Parke
Ronald R. Pressman
Jeffrey Bornstein
Marc A. Meiches
Glen A. Messina
Maive F. Scully
Kathryn A. Cassidy
James A. Colica
Richard D'Avino
Philip D. Ameen
Steven F. Kluger
Brian T. McAnaney
Mark S. Barber
Dennis R. Sweeney
James Tremante


Citizenship:
All U.S.A.

                                                                      SCHEDULE E
                                                                      ----------

                            GENERAL ELECTRIC COMPANY
                                    DIRECTORS


                                           PRESENT
    NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
    ----                               ----------------                             --------------------

James I. Cash, Jr.                     General Electric Company                     Former Professor of Business
                                       3135 Easton Turnpike                         Administration-Graduate
                                       Fairfield, CT  06828                         School of Business
                                                                                    Administration, Harvard University

Sir William Castell                    GE Healthcare                                Vice Chairman of the Board  and Executive
                                       Pollards Wood,                               Officer, General Electric Company; Chairman,
                                       Nightingales Lane                            GE Healthcare
                                       Chalfont St. Giles
                                       HP8 4SP Great Britain

Dennis D. Dammerman                    General Electric Company                     Vice Chairman of the Board and Executive
                                       3135 Easton Turnpike                         Officer, General Electric Company; Chairman,
                                       Fairfield, CT  06828                         General Electric Capital Services, Inc.

Ann M. Fudge                           Young & Rubicam, Inc.                        Chairman and Chief Executive Officer, Young &
                                       285 Madison Avenue                           Rubicam, Inc. (advertising and media services)
                                       New York, New York  10017

Claudio X. Gonzalez                    Kimberly-Clark de Mexico, S.A. de C.V.       Chairman of the Board and Chief Executive
                                       Jose Luis Lagrange 103,                      Officer, Kimberly-Clark de Mexico, S.A. de
                                       Tercero Piso                                 C.V. (consumer products)
                                       Colonia Los Morales
                                       Mexico, D.F. 11510, Mexico

Jeffrey R. Immelt                      General Electric Company                     Chairman of the Board and Chief Executive
                                       3135 Easton Turnpike                         Officer, General Electric Company
                                       Fairfield, CT  06828

Andrea Jung                            Avon Products, Inc.                          Chairman and Chief Executive Officer, Avon
                                       1345 Avenue of the Americas                  Products, Inc. (cosmetics)
                                       New York, New York  10105

Alan G. (A.G.) Lafley                  The Procter & Gamble Company                 Chairman of the Board, President and Chief
                                       1 Procter & Gamble Plaza                     Executive, The Procter & Gamble Company
                                       Cincinnati, OH  45202-3315                   (household products)

                                           PRESENT
    NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
    ----                               ----------------                             --------------------

Robert W. Lane                         Deere & Company                              Chairman and Chief Executive Officer, Deere &
                                       One John Deere Place                         Company (equipment manufacturer)
                                       Moline, Illinois  61265

Ralph S. Larsen                        Johnson & Johnson                            Former Chairman and Chief Executive Officer,
                                       100 Albany Street                            Johnson & Johnson (pharmaceutical, medical
                                       Suite 200                                    and consumer products)
                                       New Brunswick, NJ  08901

Rochelle B. Lazarus                    Ogilvy & Mather Worldwide                    Chairman and Chief Executive Officer, Ogilvy
                                       309 West 49th Street                         & Mather Worldwide (advertising)
                                       New York, NY  10019-7316

Sam Nunn                               Sam Nunn School of                           Retired Partner
                                       International Affairs                        King & Spalding
                                       Georgia Institute of Technology
                                       781 Marietta Street, NW
                                       Atlanta, Georgia 30318

Roger S. Penske                        Penske Corporation                           Chairman of the Board and President, Penske
                                       2555 Telegraph Road                          Corporation (transportation and automotive
                                       Bloomfield Hills, MI  48302-0954             services)

Robert J. Swieringa                    S.C. Johnson Graduate School                 Anne and Elmer Lindseth Dean and Professor of
                                       Cornell University                           Accounting, S.C. Johnson Graduate School of
                                       207 Sage Hall                                Management, Cornell University
                                       Ithaca, NY  14853-6201

Douglas A. Warner III                  J.P. Morgan Chase & Co.,                     Former Chairman of the Board, J.P. Morgan
                                       The Chase Manhattan Bank and Morgan          Chase & Co., The Chase Manhattan Bank and
                                       Guaranty Trust Co. of New York               Morgan Guaranty Trust Co. of New York
                                       270 Park Avenue                              (investment banking)
                                       New York, NY  10154

Robert C. Wright                       NBC Universal, Inc.                          Vice Chairman of the Board and Executive
                                       30 Rockefeller Plaza                         Officer, General Electric Company; Chairman
                                       New York, NY  10112                          and Chief Executive Officer, NBC Universal,
                                                                                    Inc.


Citizenship:
Sir William Castell - United Kingdom
Claudio X. Gonzalez - Mexico
Andrea Jung - Canada
All others - U.S.A.

                            GENERAL ELECTRIC COMPANY
                               EXECUTIVE OFFICERS


                                           PRESENT
    NAME                                BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
    ----                                ----------------                               --------------------

Jeffrey R. Immelt                      General Electric Company                     Chairman of the Board and Chief Executive
                                       3135 Easton Turnpike                         Officer, General Electric Company
                                       Fairfield, CT  06828

Philip D. Ameen                        General Electric Company                     Vice President and Comptroller
                                       3135 Easton Turnpike
                                       Fairfield, CT  06828

Ferdinando Beccalli                    General Electric Company                     Senior Vice President - GE Europe
                                       3135 Easton Turnpike
                                       Fairfield, CT  06828

Charlene T. Begley                     General Electric Company                     Senior Vice President
                                       1 Plastics Avenue                            GE Plastics
                                       Pittsfield, MA 01201

Mark W. Begor                          General Electric Company                     Senior Vice President
                                       1600 Summer Street                           GE Consumer Finance - Americas
                                       Stamford, CT  06927

Paul T. Bossidy                        General Electric Company                     Senior Vice President -
                                       44 Old Ridgebury Road                        GE Commercial Financial Service
                                       Danbury, CT  06810                           Leasing

David L. Calhoun                       General Electric Company                     Vice Chairman, General
                                       3135 Easton Turnpike                         Electric Company; President
                                       Fairfield, CT 06828                          & CEO, GE Infrastructure

James P. Campbell                      General Electric Company                     Senior Vice President - GE Consumer and
                                       Appliance Park                               Industrial
                                       Louisville, KY  40225

William H. Cary                        General Electric Company                     Vice President -Investor Communications
                                       3135 Easton Turnpike
                                       Fairfield, CT  06828

Kathryn A. Cassidy                     General Electric Company                     Vice President and GE Treasurer
                                       201 High Ridge Road
                                       Stamford, CT  06905-3417

                                           PRESENT
    NAME                                BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
    ----                                ----------------                               --------------------

Sir William Castell                    GE Healthcare                                Vice Chairman of the Board and Executive
                                       Pollards Wood,                               Officer, General Electric Company; Chairman,
                                       Nightingales Lane                            GE Healthcare
                                       Chalfont St. Giles
                                       HP8 4SP  Great Britain

William J. Conaty                      General Electric Company                     Senior Vice President - Human Resources
                                       3135 Easton Turnpike
                                       Fairfield, CT  06828

Pamela Daley                           General Electric Company                     Vice President - Corporate Business
                                       3135 Easton Turnpike                         Development
                                       Fairfield, CT  06828

Dennis D. Dammerman                    General Electric Company                     Vice Chairman of the Board and Executive
                                       3135 Easton Turnpike                         Officer, General Electric Company; Chairman,
                                       Fairfield, CT  06828                         General Electric Capital Services, Inc.

Brackett B. Denniston III              General Electric Company                     Vice President and General Counsel
                                       3135 Easton Turnpike
                                       Fairfield, CT  06828

Scott C. Donnelly                      General Electric Company                     Senior Vice President -
                                       1 Neumann Way                                GE Aircraft Engines
                                       Cincinnati, OH 05215

Shane Fitzsimons                       General Electric Company                     Vice President - Corporate Financial Planning
                                       3135 Easton Turnpike                         and Analysis
                                       Fairfield, CT  06828

Yoshiaki Fujimori                      General Electric Company                     Senior Vice President - GE Consumer Finance -
                                       21 Mita 1-chome                              Asia
                                       Meguro-ku 3d Floor Alto
                                       Tokyo, Japan  153-0062

Arthur H. Harper                       General Electric Company                     Senior Vice President - GE Equipment Services
                                       260 Long Ridge Road
                                       Stamford, CT  06927

Benjamin W. Heineman, Jr.              General Electric Company                     Senior Vice President, Law and Public Affairs
                                       3135 Easton Turnpike
                                       Fairfield, CT  06828

                                           PRESENT
    NAME                                BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
    ----                                ----------------                               --------------------

Joseph M. Hogan                        General Electric Company                     Senior Vice President -
                                       Pollards Wood, Nightingales Lane             GE Healthcare
                                       Chalfont St. Giles
                                       HP8 4SP Great Britain

John Krenicki                          General Electric Company                     Senior Vice President -
                                       4200 Wildwood Parkway                        GE Energy
                                       Atlanta, GA 30339

Mark M. Little                         General Electric Company                     Senior Vice President -
                                       One Research Circle                          GE Global Research
                                       Niskayuna, NY 12309

Michael A. Neal                        General Electric Company                     Vice Chairman, General
                                       260 Long Ridge Road                          Electric Company; President
                                       Stamford, CT  06927                          & CEO, GE Commercial
                                                                                    Financial Services

David R. Nissen                        General Electric Company                     Senior Vice President - GE Consumer
                                       201 High Ridge Road                          Finance
                                       Stamford, CT 06905-3417

D. O'Connor                            General Electric Company                     Senior Vice President
                                       Woodchester House                            GE Consumer Finance - Europe
                                       Golden Lake Dublin 8
                                       Dublin 8 IRE

James A. Parke                         General Electric Company                     Senior Vice President, General
                                       260 Long Ridge Road                          Electric Company; Vice Chairman,
                                       Stamford, CT  06927                          General Electric Capital Corporation

Michael E. Pralle                      General Electric Company                     Senior Vice President
                                       292 Long Ridge Road                          GE Commercial Financial Services
                                       Stamford, CT  06927                          -Real Estate

Ronald R. Pressman                     General Electric Company                     Senior Vice President -
                                       9201 State Line                              GE Insurance
                                       Kansas City, KS, 64114-3234

Gary M. Reiner                         General Electric Company                     Senior Vice President - Chief
                                       3135 Easton Turnpike                         Information Officer
                                       Fairfield, CT  06828

                                           PRESENT
    NAME                                BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
    ----                                ----------------                               --------------------

John G. Rice                           General Electric Company                     Vice Chairman, General
                                       4200 Wildwood Parkway                        Electric Company; President
                                       Atlanta, GA  30339                           & CEO, GE Industrial

Keith S. Sherin                        General Electric Company                     Senior Vice President - Finance and
                                       3135 Easton Turnpike                         Chief Financial Officer
                                       Fairfield, CT  06828

Lloyd G. Trotter                       General Electric Company                     Executive Vice President
                                       3135 Easton Turnpike
                                       Fairfield, CT  06828

William A. Woodburn                    General Electric Company                     Senior Vice President -
                                       187 Danbury Road                             GE Industrial
                                       Wilton, CT  06897

Robert C. Wright                       NBC Universal, Inc.                          Vice Chairman of the Board and
                                       30 Rockefeller Plaza                         Executive Officer, General Electric
                                       New York, NY  10112                          Company; Chairman and Chief
                                                                                     Executive Officer, NBC Universal,
                                                                                     Inc.


Citizenship:
Ferdinando Beccalli - Italy
Sir William Castell - United Kingdom
Shane Fitzsimons - Ireland
Yoshiaki Fujimori - Japan
Dan O'Connor - Ireland
All others - U.S.A.

                                                                      SCHEDULE F
                                                                      ----------

                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                                    DIRECTORS


                                           PRESENT
    NAME                                BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
    ----                                ----------------                               --------------------

James I. Cash, Jr.                     Harvard Business School                      Former Professor of Business
                                       Morgan Hall                                  Administration-Graduate
                                       Soldiers Field Road                          School of Business
                                       Boston, MA 02163                             Administration, Harvard University

Dennis D. Dammerman                    General Electric Company                     Vice Chairman of the Board and Executive
                                       3135 Easton Turnpike                         Officer, General Electric Company; Chairman,
                                       Fairfield, CT  06828                         General Electric Capital Services, Inc.

Ann M. Fudge                           Young & Rubicam, Inc.                        Chairman and Chief Executive Officer, Young &
                                       285 Madison Avenue                           Rubicam, Inc.
                                       New York, New York  10017

Jeffrey R. Immelt                      General Electric Company                     Chairman of the Board and Chief Executive
                                       3135 Easton Turnpike                         Officer, General Electric Company
                                       Fairfield, CT  06828

Andrea Jung                            Avon Products, Inc.                          Chairman and Chief Executive Officer, Avon
                                       1345 Avenue of the Americas                  Products, Inc.
                                       New York, New York  10105

Alan G. (A.G.) Lafley                  The Procter & Gamble Company                 Chairman of the Board, President and Chief
                                       1 Procter & Gamble Plaza                     Executive, The Procter & Gamble Company
                                       Cincinnati, OH  45202-3315

Ralph S. Larsen                        Johnson & Johnson                            Former Chairman and Chief Executive Officer,
                                       100 Albany Street                            Johnson & Johnson
                                       Suite 200
                                       New Brunswick, NJ  08901

Rochelle B. Lazarus                    Ogilvy & Mather Worldwide                    Chairman and Chief Executive Officer, Ogilvy
                                       309 West 49th Street                         & Mather Worldwide
                                       New York, NY  10019-7316

Sam Nunn                               Sam Nunn School of                           Retired Partner
                                       International Affairs                        King & Spalding
                                       Georgia Institute of Technology
                                       781 Marietta Street, NW
                                       Atlanta, Georgia 30318

                                           PRESENT
    NAME                                BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
    ----                                ----------------                               --------------------

Roger S. Penske                        Penske Corporation                           Chairman of the Board and President, Penske
                                       2555 Telegraph Road                          Corporation
                                       Bloomfield Hills, MI  48302-0954

Robert J. Swieringa                    S.C. Johnson Graduate School                 Anne and Elmer Lindseth Dean and Professor of
                                       Cornell University                           Accounting, S.C. Johnson Graduate School of
                                       207 Sage Hall                                Management, Cornell University
                                       Ithaca, NY  14853-6201

Douglas A. Warner III                  J.P. Morgan Chase & Co.,                     Former Chairman of the Board, J.P. Morgan
                                       The Chase Manhattan Bank and Morgan          Chase & Co., The Chase Manhattan Bank and
                                       Guaranty Trust Co. of New York               Morgan Guaranty Trust Co. of New York
                                       345 Park Avenue
                                       New York, NY  10154

Robert C. Wright                       NBC Universal, Inc.                          Vice Chairman of the Board and Executive
                                       30 Rockefeller Plaza                         Officer, General Electric Company; Chairman
                                       New York, NY  10112                          and Chief Executive Officer, NBC Universal,
                                                                                    Inc.

Robert W. Lane                         Deere & Company                              Chairman and Chief Executive Officer, Deere &
                                       One John Deere Place                         Company
                                       Moline, Illinois  61265

Citizenship:
Andrea Jung - Canada
All others - U.S.A.

                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                               EXECUTIVE OFFICERS

                                           PRESENT
    NAME                                BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
    ----                                ----------------                               --------------------

Robert C. Wright                       NBC Universal, Inc.                          Chairman, Chief Executive Officer
                                       30 Rockefeller Plaza
                                       New York, NY  10112

Lynn Calpeter                          NBC Universal, Inc.                          Vice President, Treasurer
                                       30 Rockefeller Plaza
                                       New York, NY  10112

Todd Davis                             NBC Universal, Inc.                          Assistant Treasurer
                                       30 Rockefeller Plaza
                                       New York, NY  10112

Brian O'Leary                          NBC Universal, Inc.                          Assistant Treasurer
                                       30 Rockefeller Plaza
                                       New York, NY  10112

Benjamin W. Heineman, Jr.              General Electric Company                     Secretary
                                       3135 Easton Turnpike
                                       Fairfield, CT  06828

Eliza Fraser                           General Electric Company                     Assistant Secretary
                                       3135 Easton Turnpike
                                       Fairfield, CT  06828

Elizabeth Newell                       NBC Universal, Inc.                          Assistant Secretary
                                       30 Rockefeller Plaza
                                       New York, NY  10112

Citizenship:
All U.S.A.